UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2020

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central,

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number

1	Announcement dated March 23, 2020 in respect of 2019 Annual Results Announcement and Closure of Register of Members.

2	Announcement dated March 23, 2020 in respect of Operational Statistics for February 2020.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: March 24, 2020	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2019 ANNUAL RESULTS ANNOUNCEMENT AND

CLOSURE OF REGISTER OF MEMBERS

Highlights

•	Actively transformed and implemented in-depth mixed-ownership reform, sustainably enhancing growth quality and profitability

•	Timely adjusted mobile development priority to drive long-term development and value maximisation

•	Innovative businesses continued to grow robustly with capabilities strengthened

•	Rolled out 5G network “co-build and co-share” to effectively enhance edges and return

•	To capture new opportunities and create new value by sharpening China Unicom’s 5Gn unique edges

•	Deepen “Five New” establishment to firmly promote high-quality development

CHAIRMAN’S STATEMENT

Dear Shareholders,

2019 was a crucial year for China Unicom to implement high-quality development transformation. During the year, the Company actively responded to the complex environment and the short-term pains arising from transformation, deeply practised the new development philosophy, adhered to rational and orderly competition with self-discipline, implemented the “co-build and co-share” of 5G network, and deeply advanced the mixed-ownership reform. China Unicom’s “Five New” establishment continued to make inroads and achieved breakthrough in certain key strategic areas.

OVERALL RESULTS

In 2019, challenged by the complex internal and external environment, the Company continued to face pressure in revenue growth. To answer the severe challenges, the Company actively deepened transformation and promoted high-quality development, registering service revenue of RMB264.4 billion, representing an increase of 0.3% year-on-year. Benefiting from an effective cost control, despite the continuous impact of “Speed Upgrade and Tariff Reduction”, the Company’s profitability maintained a decent growth, with EBITDA1 reaching RMB94.4 billion, representing a year-on-year increase of 11.1%; profit before income tax amounted to RMB14.2 billion and profit attributable to equity shareholders of the Company amounted to RMB11.3 billion, representing a year-on-year increase of 11.1%.

The Company persisted in precise and highly efficient investment and innovatively rolled out the “co-build and co-share” of 5G network, saving substantial capital expenditure while ensuring the highly efficient deployment of 5G network. In 2019, the Company’s capital expenditure amounted to RMB56.4 billion, and its free cash flow2,3 remained strong, reaching RMB26.4 billion. As at the end of 2019, the liabilities-to-asset-ratio2 of the Company was 39.3%, representing a year-on-year decrease of 2.5 percentage points. The Company’s financial position became even more healthy with significantly enhanced financial strengths, laying a solid foundation for sustainable development in the future.

The Company attached great importance to shareholders’ returns. With due regard to the Company’s profitability, debt and cash flow level and capital requirements for future development, etc., the Board of Directors recommended the payment of a final dividend of RMB0.148 per share, as compared to a dividend of RMB0.134 per share for 2018. Going forward, the Company will continue to strive to enhance its profitability and shareholders’ returns.

BUSINESS DEVELOPMENT

In 2019, the domestic telecommunications industry development experienced a short-term pain with weak revenue growth and pressure on industry value. Facing the new dynamics and new challenges of the industry development, the Company adjusted the mobile development priority in the second half of the year, further self-disciplined on rational and orderly competition and strived to transform business model and promote development quality. At the same time, the Company boosted the capability and accelerated the scale development of innovative businesses, driving the stabilisation and gradual recovery of overall service revenue.

Timely adjusted mobile development priority and promoted business quality enhancement

In 2019, the development of the Company’s mobile service was heavily challenged by “Speed Upgrade and Tariff Reduction”, market saturation, fierce market competition and diminishing 4G data bonus. The Company proactively adjusted the priority, adhered to differentiated development, deeply promoted the Internet-oriented operation transformation, striving to shift the focus from scale development to the growth quality enhancement, and maintaining the value of the Company. The Company was committed to rational and orderly competition, strictly controlled the selling and marketing costs and actively addressed the ineffective and low-value products and channels. The Company prioritised resources to actively develop mid- to-high-end differentiated products. The Company leveraged big data to accurately drive new customer acquisition and existing user retention, while offering differentiated products and services to improve customer experience in active response to the mobile number portability policy. We pioneered to launch “5Gn” brand, leading the consumption upgrade and promoting the recovery of customers’ value.

In 2019, mobile service revenue of the Company amounted to RMB156.4 billion, representing a year-on-year decrease of 5.3%, and the rate of decline slowed down as compared with the first three quarters. The Company saw a net addition of 3.44 million mobile billing subscribers, reaching a total of 318 million mobile billing subscribers, of which, the net addition of 4G subscriber amounted to 33.84 million, reaching a total of 254 million 4G subscribers and accounting for 80% of mobile billing subscribers, which represented a year-on- year increase of 10 percentage points. The mobile subscriber mix continued to improve during the year.

The Company continued to implement “Speed Upgrade and Tariff Reduction” policy. While the unit pricing of mobile data service decreased significantly year-on-year, the total mobile data traffic volume and the monthly average DOU per mobile handset users continued to increase significantly. In 2019, the total mobile data traffic volume increased by 46%, and the monthly average DOU per handset users reached 8GB; Mobile Internet access revenue reached RMB102.8 billion.

Creating differentiated advantages in broadband service and making new breakthroughs in household market

Facing the fierce competition in the broadband market, the Company was persistent in rational and orderly competition and highlighted the advantages of its high bandwidth and integrated product with a view to actively coping with challenges. During the year, the Company focused on developing high quality gigabit broadband services in key cities. New broadband marketing models such as 2I2H and 2B2H were actively expanded by the Company. The Company also advanced the promotion of smart home products such as “WO Family fixed-line”, “WO Family surveillance”, “WO Family video platform” and “WO Family network deployment” to household customers, and further the integrated development of “fixed-line broadband + mobile service + smart hardware”, with a view to driving mutual growth across services.

In 2019, the Company’s fixed-line broadband access revenue decreased by 1.7% year-on-year to RMB41.6 billion. Fixed-line broadband subscribers registered a net addition of 2.60 million to a total of 83.48 million subscribers. The penetration rate of video content service out of fixed-line broadband subscribers exceeded 50%. The penetration rate of the integrated service out of fixed-line broadband subscribers reached 59%, representing a year-on-year increase of 8 percentage points.

Accelerating transformation of growth drivers with continuous rapid growth of innovative services

The Company seized the opportunities arising from the digital transformation across industries, focused on key innovative businesses such as cloud computing, big data and artificial intelligence (AI) and Internet of Things (IoT), and drove the development of innovative businesses and fundamental services through the integrated operation of “cloud + smart network + smart application”. We strengthened the centralised operation, leveraged huge synergy of the “cloud-network-edge-node-business” and built a cloud business capability platform through ecological cooperation. The deployment of premium network for government and enterprises customers (SDN intelligent network) was accelerated and industrial Internet solutions and products were actively developed. Driven by 5G, the Company collaborated with leading players in certain key industries to actively create typical 5G applications, accelerate the incubation of innovative 5G industry applications, promoting the prosperity of 5G ecosystem and generating energy for future growth.

In 2019, the Company’s revenue from industry Internet business increased by 43% year-on- year to RMB32.9 billion, accounting for 12.4% of the total service revenue, becoming an important driver in stabilising service revenue momentum.

Driven by the rapid growth of innovative business, the Company’s fixed-line service revenue reached RMB105.7 billion, representing a year-on-year increase of 9.7%.

NETWORK CONSTRUCTION

Actively executed new vision with remarkable achievement in the “co-build and co-share” of 5G network

The Company was committed to a highly-efficient, well-paced and focused approach in 5G network deployment. We undertook the concept of open innovation, win-win cooperation and actively promoted the “co-build and co-share” of network. On 9 September 2019, the Company entered into a cooperation agreement with China Telecom to jointly build one 5G access network across the country, creating a new model of centralised and rapid development of 5G. While significantly saving capital expenditure, the Company would enjoy the doubling of 5G network coverage, bandwidth, capacity and transmission speed, providing users with better experience. Currently, the two companies (China Unicom and China Telecom) shared 50,000 5G base stations and jointly saved investments costs of RMB10 billion. There were more than 60,000 5G base stations available for use by the Company, supporting the evolvement of 5G service from trial to commercial launch.

In the future, the Company will leverage the advantages of “co-build and co-share” and invest steadily, precisely and dynamically on 5G network deployment, with due regard to the technological progress, maturity of the value chain, as well as market and business demand, etc. While achieving material saving in capital expenditure and operating expenses, the Company would see its 5G network quality comparable with the leading operator. In addition, the Company will actively and comprehensively step up the “co-build and co-share” with China Telecom in areas such as 4G indoor distributed antenna systems, server rooms, optical fibre and pipelines to further enhance network advantages and corporate value.

Precise infrastructure deployment brought substantial enhancement in network quality

Focusing on the demand of “5G + 4G” premium network and innovative business, network infrastructure was highly efficiently and precisely deployed. By fully leveraging the advantages of LTE 900MHz spectrum, the Company achieved vast improvement in the depth and breadth of 4G network coverage. The Company continued to optimise the network structure and accelerated the adoption SDN and NFV, cloudification and intelligent network. As at the end of 2019, the total number of 4G base stations of the Company reached 1.41 million (including 4G macro stations and indoor distribution systems), of which 0.24 million were LTE 900MHz base station, significantly enhancing the in-depth coverage and the wide coverage of rural areas of 4G network. A total of 200,000 NB-IoT-enabled base stations were in place, which significantly enhanced the capacity for Internet of Things business. Vo-LTE saw commercial roll-out nationwide and was connected automatically to customers. The Company continued to promote high-speed fixed-line broadband network deployment, showcased gigabit household broadband service in more than 100 major cities on top of the comprehensive coverage of 100Mbps offerings and deeply promoted the broadband cooperation in Southern China. As at the end of 2019, FTTH subscribers accounted for 85% of the Company’s broadband subscribers.

In 2019, the Company’s network quality and customer perception continued to improve in the focused regions. The Net Promoter Score (NPS) for mobile network and the NPS for fixed- line broadband services continued to increase. The average uplink and downlink speed of 4G network continued to lead the industry and the network latency garnered the best performance in the industry.

MIXED-OWNERSHIP REFORM

In 2019, the Company continued to push forward mixed-ownership reform and delivered the benefits, as it stepped up strategic cooperation and deepened the reform of system and mechanism.

Continued to strengthen strategic cooperation and advanced Internet-oriented transformation to next level

During the year, as the Company actively and continuously leveraged the edges in resources and capabilities of its strategic investors to deepen and innovate the cooperation, further synergy emerged.

In connection with touchpoint, the Company continued to advance cooperation with partners in online touchpoints and privilege and promoted offline cross-industry cooperation. As at the end of 2019, 2I2C subscribers reached nearly 100 million. The Company deeply and comprehensively integrated basic communication capabilities, smart hardware and content applications, and successfully created a number of new smart family products. In cloud computing, ongoing cooperation with Alibaba, Tencent and Baidu on public cloud and cloud networking, etc., was carried out, enhancing the business development capability driven by the synergy of cloud and network. In terms of big data, the smart cultural tourism joint venture established between the Company and Tencent kicked off a number of key projects across the country. Smart Steps, a joint venture, successfully introduced the investment from JD.com and became No. 1 service provider in the country in demographic planning and big data. In Internet of Things, the Company carried out all-around cooperation in smart connectivity in areas such as mobile payment, travel service and smart wearable, with an increase of nearly 10 million connections during the year. At the same time, the Company deepened business cooperation and continued to explore joint investment opportunities in industrial internet, 5G+ AI, content aggregation, payment finance and basic communication, while strengthening the alliance and creating new energy for innovative business development.

Deepened the innovation and reform of system and mechanism, enhancing the vibrancy of micro-entities

The Company made ongoing effort to deepen the innovation and reform of system and mechanism. The Company continued to streamline the organisations with corporate structure further simplified at provincial and city levels. Progress was further achieved in sub-division reform of all production units, where a total of 24,000 mini-CEOs were selected. The Company continued to strengthen the talent pipeline and introduced more than 7,000 talents in innovative business. Market-oriented incentive mechanism reform was advanced with a strengthened incremental return sharing mechanism. Approval for unlocking of the first tranche of Phase 1 China Unicom A Share Company employee restricted share incentive scheme was successfully obtained. The mixed-ownership reform of subordinate companies was further deepened. Following the implementation of the socialised operational cooperation for the entire province at Yunnan Branch, operation in 7 cities of Guangxi Branch followed suit. Smart Steps introduced JD Digit as a strategic investor. Smart Connection Technology, a subsidiary of the Company, successfully introduced 9 strategic investors including FAW, Dongfeng Motor and GAC. With the continuous reform of the system and mechanism, the Company saw boosted corporate vibrancy and significantly enhanced operational efficiency.

SOCIAL RESPONSIBILITY AND CORPORATE GOVERNANCE

The Company has long been upholding new development philosophy and committed to the path of sustainable development, promoting ongoing advancement of social responsibility in the operation and development of the Company with a view to making new contributions for the growing demand for better information life among the general public.

The Company made active contribution to the development of China into a cyber-superpower, accelerated the construction of new generation communication infrastructure of high-speed, mobile, safe and ubiquitous and successfully completed the communication assurance projects for major events. The Company leveraged a new model of the “co-build and co-share” of network to promote 5G development and powered up the transformation and upgrade of different industries. The Company vigorously promoted service and business model innovation, created centralised and intelligent service experience and actively prevented and cracked down on telecommunication fraud, in order to provide customers with useful, efficient and reliable information services. Forging the smart cooperation eco-system, the Company accelerated the establishment of an innovative 5G ecosystem and strengthened the cooperation with postal, finance and other industries with an aim to creating smart cooperation and a new win-win ecosystem. The Company was actively engaged in targeted poverty alleviation, the promotion of low-carbon technology, construction of green digital business outlet and creation of green solutions in order to benefit the public with better environment. Motivating the sense of ownership of our staff, the Company optimised the incentive mechanism, reshaped staff training and development system, to enhance the sense of achievement and happiness of its employees.

Since the beginning of this year, facing the outbreak of a novel coronavirus, the Company has been proactively undertaking social responsibility, assuring the effective communication services delivery and making use of new technologies such as big data, AI and 5G to support a precise epidemic control. The outbreak poised short-term challenges to the Company, however, it also accelerate demand by economy and society for transformation on digitisation, cyberisation and intelligence, thereby creating new opportunities to the Company. Striving to turn adversity into opportunities, the Company accelerated the transformation of Internet- oriented operation, provided innovative communications service offerings, strengthened O2O integrated operation and actively promoted new informatisation applications, thereby providing customers with accessible, convenient and highly efficient smart living services.

The Company continued to improve the corporate governance mechanism, enhance execution, and strengthen its risk management and internal control in a bid to providing solid support for the sustainable and healthy development of the Company. In 2019, the Company attained a number of accolades, including, voted again as “Asia’s No. 1 Best Managed Telecommunications Company” by FinanceAsia, “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor for the fourth consecutive year and “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia.

OUTLOOK

At present, despite the complex impact of the international environment and challenges brought by the transformation of economic structure and growth drivers, etc., the fundamental momentum of stable and long-term growth remained unchanged. Across the information and communication industry, the comprehensive deployment and operation of 5G has commenced, new technologies were widely adopted, new landscape was reconstructed and new business dynamics emerged rapidly, poising opportunities and challenges to the industry development. Having endeavoured and implemented the Focus Strategy for a number of years, China Unicom strengthened its overall competitive strength and laid a solid foundation for future development.

Looking forward to 2020, although the Company continues to face the impact of high saturation of the traditional market, adverse impacts brought by fierce market competition and “Speed Upgrade and Tariff Reduction”, as well as new challenges such as the increase in capital expenditure and operating expenses arising from 5G deployment and the impact of the outbreak of COVID-19, the Company remains confident in actively responding to the challenges through grasping the valuable opportunities resulting from technological development and industry reform, committing to the strategy of focus, innovation and cooperation and firmly promoting the comprehensive Internet-oriented operation. Mixed- ownership reform will be further advanced as we pursue the goals of “enhance value, pursue growth, solidify foundation and be passionate”, leading to a new page of high-quality development.

The Company will uphold its new philosophy, focus on value creation, accelerate the transformation of consumer market products, expedite the quality and transformation of channels and speed up the improvement of customer operation capability to achieve stable and high-quality development of fundamental businesses. The Company will advance the scale and return of innovative businesses by speeding up the improvement of operation capability of the government and enterprise market, placing the focus on the advancement of core capabilities for innovative businesses such as cloud computing, big data and Internet of Things and continuing to deepen strategic and ecological cooperation. We will accelerate the building of network leadership, actively leverage the advantages of the “co-build and co-share” of 5G network and LTE 900MHz frequency, focus on the user experience, effectively promote the deployment of 5G premium network, improve the depth and breadth of 4G network coverage, optimise resources allocation, and improve network utilisation rate. The Company will also strive to enhance its centralised IT support capability, improve customer service experience, deepen the innovation and reform of system and mechanism, strengthen fundamental management and risk management, as well as continuously improve its corporate governance capabilities, and thereby, creating greater value for shareholders.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and fellows across society for their support and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 23 March 2020

Note 1:	EBITDA represents profit for the year before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non- GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 2:	Excluded the impact of adopting IFRS/HKFRS 16 Lease on the 2019 data.

Note 3:	Excluded the impact of adopting IFRS/HKFRS 16 Lease, free cash flow represents operating cash flow less capital expenditure and capital element of lease rentals paid. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2019 which were extracted from the audited consolidated financial statements of the Group as set out in the Company’s 2019 annual report.

CONSOLIDATED STATEMENT OF INCOME

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Year ended 31 December
	Note	2019	2018
			Note
Revenue	5	290,515	290,877
Interconnection charges		(11,513)	(12,579)
Depreciation and amortisation		(83,080)	(75,777)
Network, operation and support expenses		(43,236)	(55,077)
Employee benefit expenses		(50,516)	(48,143)
Costs of telecommunications products sold		(26,412)	(27,604)
Other operating expenses		(64,480)	(62,561)
Finance costs		(2,123)	(1,625)
Interest income		1,272	1,712
Share of net profit of associates		1,359	2,477
Share of net profit of joint ventures		646	598
Other income – net		1,735	783

Profit before income tax		14,167	13,081
Income tax expenses	6	(2,795)	(2,824)

Profit for the year		11,372	10,257

Profit attributable to:
Equity shareholders of the Company		11,330	10,197

Non-controlling interests		42	60

Earnings per share for profit attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	7	0.37	0.33

Diluted earnings per share (RMB)	7	0.37	0.33

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2019	2018
		Note
Profit for the year	11,372	10,257

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income (non-recycling)	(583)	(383)
Tax effect on changes in fair value of financial assets through other comprehensive income (non-recycling)	2	2

Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling)	(581)	(381)

Others	(1)	(4)

	(582)	(385)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	81	140

Other comprehensive income for the year, net of tax	(501)	(245)

Total comprehensive income for the year	10,871	10,012

Total comprehensive income attributable to:
Equity shareholders of the Company	10,829	9,952

Non-controlling interests	42	60

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in RMB millions)

		As at 31 December
	Note	2019	2018
			Note
ASSETS
Non-current assets
Property, plant and equipment		367,401	384,475
Lease prepayments		—	9,290
Right-of-use assets		43,073	—
Goodwill		2,771	2,771
Interest in associates		36,445	35,758
Interest in joint ventures		4,771	3,966
Deferred income tax assets		1,226	3,401
Contract assets		595	570
Contract costs		4,923	5,632
Financial assets at fair value through other comprehensive income	8	3,323	3,903
Financial assets at fair value through profit and loss		568	—
Other assets		13,808	14,645

		478,904	464,411

Current assets
Inventories and consumables		2,359	2,388
Contract assets		1,308	1,254
Accounts receivable	9	17,233	14,433
Prepayments and other current assets		12,456	11,106
Amounts due from ultimate holding company		7,688	7,431
Amounts due from related parties		240	935
Amounts due from domestic carriers		3,448	3,812
Financial assets at fair value through profit and loss		202	770
Short-term bank deposits and restricted deposits		3,716	3,720
Cash and cash equivalents		34,945	30,060

		83,595	75,909

Total assets		562,499	540,320

		As at 31 December
	Note	2019	2018
			Note
EQUITY
Equity attributable to equity shareholders of the Company
Share capital	10	254,056	254,056
Reserves		(18,803)	(20,154)
Retained profits
– Proposed final dividend	11	4,529	4,100
– Others		80,265	75,920

		320,047	313,922

Non-controlling interests		708	364

Total equity		320,755	314,286

LIABILITIES
Non-current liabilities
Long-term bank loans		2,869	3,173
Promissory notes		998	—
Corporate bonds		2,998	999
Lease liabilities		21,535	—
Deferred income tax liabilities		87	111
Deferred revenue		4,851	3,609
Amounts due to related parties		3,042	3,042
Other obligations		174	190

		36,554	11,124

		As at 31 December
	Note	2019	2018
			Note
Current liabilities
Short-term bank loans		5,564	15,085
Commercial papers		8,995	—
Current portion of long-term bank loans		437	441
Current portion of corporate bonds		—	16,994
Lease liabilities		10,790	—
Accounts payable and accrued liabilities	12	121,564	122,458
Taxes payable		1,534	911
Amounts due to ultimate holding company		1,779	1,214
Amounts due to related parties		7,851	8,843
Amounts due to domestic carriers		2,174	2,144
Dividend payable		920	920
Current portion of deferred revenue		—	78
Current portion of other obligations		2,604	2,844
Contract liabilities		40,648	42,650
Advances from customers		330	328

		205,190	214,910

Total liabilities		241,744	226,034

Total equity and liabilities		562,499	540,320

Net current liabilities		(121,595)	(139,001)

Total assets less current liabilities		357,309	325,410

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

			Year ended 31 December
	Note		2019	2018
				Note
Cash flows from operating activities
Cash generated from operations	(a	)	94,952	93,882
Interest received			1,551	1,688
Interest paid			(2,521)	(2,457)
Income tax paid			(304)	(726)

Net cash inflow from operating activities			93,678	92,387

Cash flows from investing activities
Purchase of property, plant and equipment and right-of-use-assets			(56,187)	(52,176)
Purchase of other assets			(4,355)	(4,590)
Proceeds from disposal of property, plant and equipment and other assets			1,512	1,090
Dividend received from financial assets at fair value through other comprehensive income			205	203
Investment income received from financial assets at fair value through profit and loss			24	36
Proceeds from disposal of financial assets at fair value through profit and loss			507	—
Dividends received from associates			82	20
Decrease in short-term bank deposits			34	3,094
Acquisition of financial assets at fair value through profit and loss			(423)	(585)
Acquisition of financial assets at fair value through other comprehensive income			(3)	—
Acquisition of interest in associates			(12)	(67)
Acquisition of interest in joint ventures			(137)	(1,000)
Lending by Unicom Group Finance Company Limited (“Finance Company”) to related parties			(11,434)	(13,558)
Repayment of loans from a related party to Finance Company			11,134	6,354

Net cash outflow from investing activities			(59,053)	(61,179)

		Year ended 31 December
	Note	2019	2018
			Note
Cash flows from financing activities
Capital contributions from non-controlling interests		508	7
Proceeds from short-term bank loans		28,784	53,306
Proceeds from commercial papers		8,995	—
Proceeds from promissory notes		992	—
Proceeds from corporate bonds		2,000	—
Loans from related parties		50	3,090
Repayment of short-term bank loans		(38,290)	(60,730)
Repayment of long-term bank loans		(418)	(435)
Repayment of commercial papers		—	(9,000)
Repayment of related party loans		(48)	(475)
Repayment of ultimate holding company loan		—	(1,344)
Repayment of promissory notes		—	(18,000)
Repayment of corporate bonds		(17,000)	—
Repayment of finance lease		—	(493)
Capital element of lease rentals paid		(11,123)	—
Payment of issuing expense for promissory notes		—	(67)
Dividends paid to equity shareholders of the Company	11	(4,100)	(1,591)
Net deposits with Finance Company by related parties		236	2,354
Increase in statutory reserve deposits placed by Finance Company		(351)	(680)

Net cash outflow from financing activities		(29,765)	(34,058)

Net increase/(decrease) in cash and cash equivalents		4,860	(2,850)
Cash and cash equivalents, beginning of year		30,060	32,836
Effect of changes in foreign exchange rate		25	74

Cash and cash equivalents, end of year		34,945	30,060

Analysis of the balances of cash and cash equivalents:
Cash balances		1	1
Bank balances		34,944	30,059

		34,945	30,060

(a) The reconciliation of profit before income tax to cash generated from operating activities is as follows:

	Year ended 31 December
	2019	2018
		Note
Profit before income tax	14,167	13,081
Adjustments for:
Depreciation and amortisation	83,080	75,777
Interest income	(1,272)	(1,712)
Finance costs	1,991	1,676
Loss on disposal of property, plant and equipment	2,179	4,148
Credit loss allowance and write-down of inventories	3,663	3,846
Dividend from financial assets at fair value through other comprehensive income	(205)	(203)
Investment income from financial assets at fair value through profit and loss	(24)	(36)
Other investment gains	(96)	(31)
Share of net profit of associates	(1,359)	(2,477)
Share of net profit of joint ventures	(646)	(598)
Expenses for restricted shares of A Share Company granted to the Group’s employees	571	614
Changes in working capital:
Increase in accounts receivable	(5,928)	(4,887)
(Increase)/Decrease in contract assets	(122)	1,150
Increase in contract costs	(2,188)	(3,001)
Increase in inventories and consumables	(335)	(385)
Decrease/(Increase) in restricted deposits	321	(581)
(Increase)/Decrease in other assets	(796)	1,584
(Increase)/Decrease in prepayments and other current assets	(1,876)	60
Increase in amounts due from ultimate holding company	(7)	(20)
Decrease in amounts due from related parties	745	2,339
Decrease in amounts due from domestic carriers	364	871
Increase in accounts payable and accrued liabilities	2,386	6,591
Increase in taxes payable	623	33
Increase in advances from customers	2	45
Decrease in contract liabilities	(2,002)	(4,322)
Increase in deferred revenue	1,164	1,474
(Decrease)/Increase in other obligations	(16)	68
Increase in amounts due to ultimate holding company	322	40
Increase/(Decrease) in amounts due to related parties	216	(868)
Increase/(Decrease) in amounts due to domestic carriers	30	(394)

Cash generated from operations	94,952	93,882

Note:	The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated. See Note 3.

NOTES (All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”), a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002.

The directors of the Company consider Unicom BVI and China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”) as the immediately holding company and ultimate holding company, respectively.

2.	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

The financial information relating to the financial years ended 31 December 2019 and 2018 included in this preliminary announcement of annual results does not constitute the Company’s statutory annual consolidated financial statements for those financial years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance is as follows:

The Company has delivered the financial statements for the year ended 31 December 2018 to the Registrar of Companies as required section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance and will deliver the financial statements for the year ended 31 December 2019 in due course.

The Company’s auditor has reported on those financial statements for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the Companies Ordinance.

3.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value.

(a)	Going Concern Assumption

As at 31 December 2019, current liabilities of the Group exceeded current assets by approximately RMB121.6 billion (2018: approximately RMB139.0 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•

Approximately RMB396.7 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB378.9 billion was unutilised as at 31 December 2019; and

•	Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history.

In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments, expected capital expenditure and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2019 have been prepared on a going concern basis.

(b)	New Accounting Standards and Amendments

The IASB and HKICPA have issued new IFRSs/HKFRSs and a number of amendments and interpretations to IFRSs/HKFRSs and IASs/HKASs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s consolidated financial statements:

•	IFRS/HKFRS 16, “Leases” (“IFRS/HKFRS 16”)

•	IFRIC/HK(IFRIC) 23, “Uncertainty over income tax treatments”

•	Annual improvement to IFRSs/HKFRSs 2015–2017 Cycle

•	Amendments to IAS/HKAS 28, “Long-term interests in associates and joint ventures”

•	Amendments to IAS/HKAS 19, “Plan amendment, curtailment or settlement”

Except for IFRS/HKFRS 16, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this consolidated financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

(i)	IFRS/HKFRS 16, “Leases”

IFRS/HKFRS 16 replaces IAS/HKAS 17, “Leases” (“IAS/HKAS 17”), and the related interpretations. It introduces a single accounting model for lessees, which requires a lessee to recognise a right-of-use asset and a lease liability for all leases, except for leases that have a lease term of 12 months or less (“short-term leases”) and leases of low value assets. The lessor accounting requirements are brought forward from IAS/HKAS 17 substantially unchanged.

The Group has initially applied IFRS/HKFRS 16 as from 1 January 2019. The Group has elected to use the modified retrospective approach and measure the carrying amount of right-of-use asset as if IFRS/HKFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application. The Group has therefore recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019. Comparative information has not been restated and continues to be reported under IAS/HKAS 17.

Further details of the nature and effect of the changes to previous accounting policies and the transition options applied are set out below:

(1)	New definition of a lease

The change in the definition of a lease mainly relates to the concept of control. IFRS/ HKFRS 16 defines a lease on the basis of whether a customer controls the use of an identified asset for a period of time, which may be determined by a defined amount of use. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

(2)	Lessee accounting and transitional impact

IFRS/HKFRS 16 eliminates the requirement for a lessee to classify leases as either operating leases or finance leases, as was previously required by IAS/HKAS 17. Instead, the Group is required to capitalise all leases when it is the lessee, including leases previously classified as operating leases under IAS/HKAS 17, other than those short-term leases and leases of low-value assets. As far as the Group is concerned, these newly capitalised leases are primarily in relation to telecommunications equipment, properties and other assets.

At the date of transition to IFRS/HKFRS 16 (i.e. 1 January 2019), the Group determined the length of the remaining lease terms and measured the lease liabilities for the leases previously classified as operating leases at the present value of the remaining lease payments, discounted using the relevant incremental borrowing rates at 1 January 2019. The weighted average of the incremental borrowing rates used for determination of the present value of the remaining lease payments was 3.7%.

The following table summarises the impacts of the adoption of IFRS/HKFRS 16 on the Group’s consolidated statement of financial position:

	Carrying amount at 31 December 2018	Capitalisation of operating lease contracts	Carrying amount at 1 January 2019
Line items in the consolidated statement of financial position impacted by the adoption of IFRS/HKFRS 16:
ASSETS
Property, plant and equipment	384,475	(343)	384,132
Lease prepayments	9,290	(9,290)	—
Right-of-use assets	—	47,359	47,359
Interest in associates	35,758	(264)	35,494
Deferred income tax assets	3,401	271	3,672
Other assets	14,645	(1,801)	12,844
Total non-current assets	464,411	35,932	500,343
Prepayments and other current assets	11,106	(526)	10,580
Total current assets	75,909	(526)	75,383
Total assets	540,320	35,406	575,726
EQUITY
Reserves	(20,154)	(107)	(20,261)
Retained profits
– Proposed 2018 final dividend	4,100	—	4,100
– Others	75,920	(967)	74,953
Total equity	314,286	(1,074)	313,212

	Carrying amount at 31 December 2018	Capitalisation of operating lease contracts	Carrying amount at 1 January 2019
Line items in the consolidated statement of financial position impacted by the adoption of IFRS/HKFRS 16:
Lease liabilities (non-current portion)	—	27,576	27,576
Other obligations	190	(6)	184
Total non-current liabilities	11,124	27,570	38,694
Lease liabilities (current portion)	—	9,144	9,144
Current portion of other obligations	2,844	(234)	2,610
Current liabilities	214,910	8,910	223,820
Net current liabilities	(139,001)	(9,436)	(148,437)
Total assets less current liabilities	325,410	26,496	351,906

(3)	Impact on the financial results and cash flows of the Group

After the initial recognition of right-of-use assets and lease liabilities as at 1 January 2019, the Group as a lessee is required to recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight- line basis over the lease term. This results in a negative impact on the reported profit for the year in the Group’s consolidated statement of income, as compared to the results if IAS/ HKAS 17 had been applied during the year.

In the statement of cash flows, the Group as a lessee is required to split rentals paid under capitalised leases into their capital element and interest element. Capital element of lease rentals paid are classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS/HKAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS/HKAS 17. Similar to other interest payments of the Group, interest element of lease rentals paid are classified as operating activities in the consolidated cash flow statement. Although total cash flows are unaffected, the adoption of IFRS/HKFRS 16 therefore results in a significant change in presentation of cash flows within the consolidated statement of cash flows.

(ii)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2019

The IASB and HKICPA has issued a new IFRS/HKFRS and a number of amendments to IFRSs/HKFRSs and IAS/HKAS which are not yet effective for the year ended 31 December 2019 and which have not been adopted in these consolidated financial statements. Of these, the following developments are relevant to the Group’s consolidated financial statements:

Effective for accounting periods beginning on or after
Amendments to References to Conceptual Framework in IFRS Standards	1 January 2020
Amendments to IFRS/HKFRS 3, “Definition of a business”	1 January 2020
Amendments to IAS/HKAS 1 and IAS/HKAS 8, “Definition of material”	1 January 2020
IFRS/HKFRS 17, “Insurance Contracts”	1 January 2021

The Group is assessing the impact of such new standards, amendments to standards and interpretations, and will adopt the relevant standards, amendments to standards and interpretations in the subsequent period as required. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the CODM. Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to VAT and VAT rates applicable to various telecommunications services. The Ministry of Finance, the State Administration of Taxation (“SAT”) and General Administration of Customs of the PRC jointly issued a notice dated 20 March 2019 which stipulates downward adjustments of VAT rate for basic telecommunications services from 10% to 9% and VAT rate for sales of telecommunications products from 16% to 13% from 1 April 2019. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

	2019	2018
Total service revenue	264,387	263,683
Sales of telecommunications products	26,128	27,194

Total	290,515	290,877

6.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2018: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2018: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2018: 15%).

	2019	2018
Provision for income tax on the estimated taxable profits for the year
– Hong Kong	66	88
– Mainland China and other countries	556	459
(Over)/under provision in respect of prior years	(250)	18

	372	565
Deferred taxation	2,423	2,259

Income tax expenses	2,795	2,824

7.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2019 and 2018 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2019 and 2018 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended 31 December 2019 and 2018.

The following table sets forth the computation of basic and diluted earnings per share:

	2019	2018
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	11,330	10,197

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	30,598	30,598

Basic/Diluted earnings per share (in RMB)	0.37	0.33

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2019	2018
Listed in the PRC	143	147
Listed outside the PRC	3,125	3,698
Unlisted	55	58

	3,323	3,903

For the year ended 31 December 2019, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB583 million (2018: decrease of approximately RMB383 million). The decrease, net of tax impact, of approximately RMB581 million (2018: decrease, net of tax impact, of approximately RMB381 million) has been recorded in the consolidated statement of comprehensive income.

9.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	2019	2018
Within one month	9,472	8,158
More than one month to three months	2,545	2,285
More than three months to one year	3,881	2,843
More than one year	1,335	1,147

	17,233	14,433

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

10.	SHARE CAPITAL

Issued and fully paid:	Number of shares millions	Share capital
At 1 January 2018, at 31 December 2018 and at 31 December 2019	30,598	254,056

11.	DIVIDENDS

At the annual general meeting held on 10 May 2019, the shareholders of the Company approved the payment of a final dividend of RMB0.134 per ordinary share for the year ended 31 December 2018, totaling approximately RMB4,100 million which has been reflected as a reduction of retained profit for the year ended 31 December 2019.

At a meeting held on 23 March 2020, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.148 per ordinary share to the shareholders for the year ended 31 December 2019 totaling approximately RMB4,529 million. This proposed dividend has not been reflected as a dividend payable in the consolidated financial statements as at 31 December 2019, but will be reflected in the consolidated financial statements for the year ending 31 December 2020.

	2019	2018
Proposed final dividend:
RMB0.148 (2018: RMB0.134) per ordinary share by the Company	4,529	4,100

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2019, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders (including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2019	2018
Less than six months	105,363	105,606
Six months to one year	9,250	6,984
More than one year	6,951	9,868

	121,564	122,458

13.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

Proposed	dividend

After the statement of financial position date, the Board of Directors proposed a final dividend for 2019. For detail, please refer to Note 11.

BUSINESS OVERVIEW

In 2019, facing “Speed Upgrade and Tariff Reduction” policy, market saturation, keen market competition and diminishing 4G data bonus, China Unicom adhered to differentiated operation and Internet-oriented transformation, effectively improved the efficiency of customer acquisition initiative, strengthened integrated operation, and strived to avoid simple price competition, thereby assuring the value of the Company and actively promoting high-quality and sustainable growth.

Mobile Service

In 2019, China Unicom deepened its Focus Strategy and further promoted the Internet- oriented transformation of marketing operations, building the four-pillar marketing system of China Unicom, namely “market first”, “product led”, “touchpoint driven” and “capability- oriented”. Based on the in-depth exploration of users’ demand and market segmentation, the Company developed differentiated marketing advantages in product leadership, touchpoints effectiveness, capability development, as well as branding and publicity. With the construction of a standardised and yet differentiated Internet-oriented product portfolio and through the flexible selection of top-up packages for fundamental services, the bundling of supplementary card or family member card for all products, the full product integration and the comprehensive top-up privileges, China Unicom strived to meet the segmented demand and various needs among its clientele. The Company leveraged big data as well as centralised and targeted marketing to drive customer retention. Focusing on managing customer lifecycle, expanding the reach of light touchpoints and strengthening the delivery network, China Unicom built a new Internet-oriented marketing network, achieved selling in every marketing scenario and diversified delivery, improving customer perception and operation efficiency and expanding new low-cost and wide coverage of touchpoints. As at the end of 2019, the number of mobile billing subscribers reached 0.32 billion and ARPU stood at RMB40.4, of which 0.25 billion were 4G billing subscribers. Mobile data volume reached 30.16 million TB, representing a year-on-year increase of 46%.

Fixed-line Broadband

In 2019, the Company strengthened the integrated service development, highlighted the edges in high-bandwidth and rich content application, launched “1+4+X” smart home product series, including four key products, namely “WO Family network deployment, WO Family video platform, WO Family fixed-line and WO Family surveillance”, creating a new revenue growth driver based on household applications. At the same time, the Company satisfied the requirements for high-quality development of broadband services and comprehensively improved product efficiency, thereby gradually enhancing the value of household users. The Company saw a rebound in broadband access revenue and ARPU in the fourth quarter, despite a decrease of 1.7% year-on-year in fixed-line broadband access revenue in 2019, reversing the continuous decline trend in broadband access revenue. During the year, the number of broadband subscribers increased by 2.60 million to 83.48 million and the broadband access ARPU was RMB41.6. FTTH subscriber penetration reached 85%, up by 3.5 percentage points year-on-year.

Industry Internet

In the field of cloud computing, the Company focused on strengthening cooperations and improving its own cloud-based capabilities with a view to formulating the overall development strategy of cloud business featuring cloud network integration, security and reliability, multi- cloud collaboration and exclusive customisation. Being committed to enhancing cloud computing capability, the Company released the strategic plan of WO Cloud, re-organised the Company’s cloud resource pool across the network and well positioned the brand of China Unicom’s cloud business. The Company actively carried out “Cloud Fibre Smart Enterprise” marketing campaign to support cloud adoption by vertical customers. In 2019, cloud computing revenue reached RMB2.36 billion, representing a year-on-year growth of 147%. In terms of big data, the Company established a “1+2+3+4+N” product series, which could support policy optimisation, grow business and create benefits for public, which further enhance its influence in the industry, brand value and market position, and attached great importance in academic research with active and innovative cooperation with scientific research institutes. In 2019, big data revenue reached RMB1.23 billion, representing a year-on- year growth of 103%. In respect of the Internet of Things (IoT), having centered with platform development, the Company continued to strengthen its overall service capability and build the general enforcing capability and industry application products. Through proprietary research and cooperation, the Company cemented end-to-end service capability. In 2019, the number of connections reached nearly 190 million and IoT revenue reached RMB3.04 billion, representing a year-on-year growth of 46%. In IT services, the Company focused on vertical empowerment in key areas, comprehensively improved its core capabilities and achieved significant breakthroughs in key markets. In 2019, IT services revenue reached RMB10 billion, representing a year-on-year growth of 78%.

Network Capabilities

In 2019, the Company fully implemented the Focus Strategy, adopted a return-oriented and scientific network deployment methodology, actively explored the new Internet-oriented model in network construction, operation and optimisation, with a view to delivering a high-quality network with good coverage and high-speed in the eyes of customers. As at the end of 2019, the number of the Company’s 4G base stations reached 1.41 million with 4G population coverage reaching 93% and administrative village coverage reaching 84%. In the fixed-line network, the Company continued to expand network coverage in new regions and stepped up the network upgrade in areas with PON+LAN. The total number of broadband access ports reached 220 million, of which FTTH ports accounted for 85%.

In 2019, the Company entered into a cooperation agreement with China Telecom to jointly build a 5G access network across the country. While significantly saving capital expenditure, the Company could enjoy the doubling of 5G network coverage, bandwidth, capacity and transmission speed, providing users with better experience. There were more than 60,000 5G base stations available for use by the Company, supporting the evolvement of 5G service from trial to commercial launch.

The Company continued to optimise its international network deployment. As at the end of 2019, the international submarine cable resource capacity, international Internet outbound capacity and homebound bandwidth reached 34T, 3.2T and 2.8T, respectively. The Company’s international roaming services covered 625 operators in 253 countries and regions.

Marketing

Branding

In 2019, the Company comprehensively reshaped a brand new image focusing on three aspects, brand building, effective business promotion, and reputation enhancement, in an effort to enhance user perception and promote the Internet-oriented transformation of the brand. By contributing to the targeted poverty alleviation and the implementation of “Speed Upgrade and Tariff Reduction” policy, China Unicom demonstrated its strength and responsibility as a state-owned-enterprise. While establishing the overall 5G branding structure of China Unicom, the Company launched its 5G brand logo, “5Gn”, and the tagline – “Growth into the Future”. The Company leveraged 5G commercial roll-out, key events such as “China Unicom 5G Empowering Smart Winter Olympics” and the celebration of 70th anniversary of The People’s Republic of China, as well as key exhibitions to enhance publicity, with the goal to enhance business understanding and user experience, as well as promoting recognition of China Unicom’s 5Gn branding. China Unicom deployed #eachoneof300million and #letsmeetsnow as themes to execute integrated marketing and communication programmes, with an aim to elevate the brand image and brand association of China Unicom to Winter Olympics. The Company continued to strengthen its promotion of key businesses such as Smart WO Family, 2I Internet business, cross-territory services, industry application and international business through precise online communication and innovative offline promotion, aiming to enhance business reputation.

Marketing strategies

In 2019, the Company thoroughly implemented its new philosophy and actively pushed forward high-quality development. Through increasing efforts in developing mid-to-high-end products and addressing the ineffective and low-value products, the Company saw improvement in subscribers’ quality. The Company fully promoted the centralised operation backed by big data to realise a sophisticated and premise customer retention strategy, in a bid to enhancing user values. Through active 5G marketing, new opportunities for value expansion emerged. The Company explored new model to enhance value by making new breakthrough in segmented markets, such as in school and household. In response to the nation’s trend in promoting the development of digital economy, the Company vigorously promoted the new sales and marketing model combining “Cloud+Network+X” to further penetrate to the industrial Internet market. The Company demonstrated huge efforts in promoting Internet- oriented transformation and building Internet-oriented product series, distribution channels, and marketing structure to enhance marketing efficiency.

Marketing Channels

In 2019, the Company actively implemented the Internet-oriented transformation strategy, promoted O2O channel integration and further expanded and simplified touchpoint network. While taking offline channels as the base, the Company expanded online and light touchpoints in full force to build a low-cost and extensive touchpoint system. The Company optimised and strengthened its delivery network by establishing specialised teams, making multi-use of physical channels, and creating a home or office-delivery based delivery system. Relying on the middle-platform, the Company realised an all-scenario sales and marketing and diversified delivery, thereby creating a new Internet-oriented marketing network, as well as improving user perception and corporate operational efficiency.

Customer Care

In 2019, being dedicated to serving the general public, the Company focused on tackling critical issues, achieving a continuous reputation enhancement for our service. By stepping up the Internet-oriented transformation of service, the Company improved operation efficiency of service channels and enhanced user experience. As at the end of the fourth quarter, Net Promoter Score (NPS) measuring the reputation of mobile and broadband services improved by 7.2 points and 8.1 points, respectively, year-on-year. As at the end of December, valid complaint rate published by Ministry of Industry and Information Technology (MIIT) decreased by 50% year-on-year.

FINANCIAL OVERVIEW

I.	OVERVIEW

In 2019, the Company continuously deepened the implementation of “Focus Strategy”, the Company’s revenue was RMB290.51 billion in 2019, down by 0.1% year-on-year, of which service revenue reached RMB264.39 billion, up by 0.3% year-on-year. Net profit1 was RMB11.33 billion, up by RMB1.13 billion year-on-year.

In 2019, net cash flow from operating activities was RMB93.68 billion. Capital expenditure was RMB56.42 billion. Liabilities-to-assets ratio was 43.0% as at 31 December 2019.

The Company has adopted IFRS/HKFRS 16, “Leases” since 1 January 2019. Subject to practical expedients allowed by the standard, the Company recognised a lease liability and a corresponding right-of-use asset for all applicable leases, and recognised interest expenses accrued on the outstanding balance of the lease liability and depreciation of the right-of-use asset. The Company has elected to use the modified retrospective approach for the adoption of the standard, i.e. it will not restate the comparative figures for years/ periods prior to initial application, and will recognise the cumulative effect of initial application as adjustments to the opening balance of total assets, total liabilities and retained earnings in the current year. As a result, the adoption of IFRS/HKFRS 16 caused depreciation and amortisation, finance costs to increase in 2019 while the rental expenses within network, operation and support expenses reduced correspondingly.

II. REVENUE

In 2019, the Company’s revenue was RMB290.51 billion, down by 0.1% year-on-year, of which, service revenue accounted for RMB264.39 billion, up by 0.3% year-on-year due to continuous optimisation of the revenue mix.

The table below sets forth the composition of service revenue, and the percentage contribution of each service to total service revenue for the years of 2019 and 2018:

	2019		2018
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	264.39	100.00%	263.68	100.00%
Include:Voice service	39.48	14.93%	46.06	17.47%
Non-voice service	224.91	85.07%	217.62	82.53%

1.	Voice Service

In 2019, service revenue from the voice service was RMB39.48 billion, down by 14.3% year-on-year.

2.	Non-Voice Service

In 2019, service revenue from the non-voice service was RMB224.91 billion, up by 3.3% year-on-year.

III.	COSTS AND EXPENSES

In 2019, total costs and expenses amounted to RMB276.35 billion, down by 0.5% year- on-year.

The table below sets forth the items of the costs and expenses and their respective percentage of the revenue for the years of 2019 and 2018:

	2019		2018
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	276.35	95.12%	277.80	95.50%
Operating costs	279.25	96.12%	281.75	96.86%
Include: Interconnection charges	11.51	3.96%	12.58	4.32%
Depreciation and amortisation	83.08	28.60%	75.78	26.05%
Network, operation and support expenses	43.24	14.88%	55.08	18.93%
Employee benefit expenses	50.52	17.39%	48.14	16.55%
Costs of telecommunications products sold	26.41	9.09%	27.60	9.49%
Selling and marketing expenses	33.54	11.55%	35.17	12.09%
General, administrative and other expenses	30.95	10.65%	27.40	9.43%
Finance costs, net of interest income	0.85	0.29%	–0.09	–0.03%
Share of net profit of associates	–1.36	–0.47%	–2.48	–0.85%
Share of net profit of joint ventures	–0.65	–0.22%	–0.60	–0.21%
Other income-net	–1.74	–0.60%	–0.78	–0.27%

1.	Interconnection charges

The Company was affected by the decline in voice service, the interconnection charges amounted to RMB11.51 billion in 2019, down by 8.5% year-on-year and, as a percentage of revenue, decreased from 4.32% in 2018 to 3.96% in 2019.

2.	Depreciation and amortisation

Depreciation and amortisation charges were RMB83.08 billion in 2019, up by 9.6% year-on-year and, as a percentage of revenue, changed from 26.05% in 2018 to 28.60% in 2019, mainly due to the impact on adoption of new standard, “Lease”.

3.	Network, operation and support expenses

Network, operation and support expenses were RMB43.24 billion in 2019, down by 21.5% year-on-year and, as a percentage of revenue, decreased from 18.93% in 2018 to 14.88% in 2019, mainly due to the impact on adoption of new standard, “Lease”.

4.	Employee benefit expenses

As a result of the improved operating results, the Company’s employee benefit expenses amounted to RMB50.52 billion in 2019, up by 4.9% year-on-year and, as a percentage of revenue, changed from 16.55% in 2018 to 17.39% in 2019.

5.	Cost of telecommunications products sold

Costs of telecommunications products sold amounted to RMB26.41 billion and revenue from sales of telecommunications products amounted to RMB26.13 billion in 2019. Loss on sales of telecommunications products was RMB0.28 billion, of which handset subsidy cost accounted to RMB0.79 billion in 2019, down by 17.0% year-on-year.

6.	Selling and marketing expenses

The Company adjusted its mobile development priority in a timely manner, deepened the Internet-oriented operation transformation and exercise stringent control over user acquisition costs. Selling and marketing expenses were RMB33.54 billion in 2019, down by 4.6% year-on-year and, as a percentage of revenue, decreased from 12.09% in 2018 to 11.55% in 2019.

7.	General, administrative and other expenses

General, administrative and other expenses were RMB30.95 billion in 2019, up by 12.9% year-on-year, mainly due to the rapid growth of ICT services leading to increased related service costs and increased investment in technical support for innovative businesses.

8.	Finance costs, net of interest income

Finance costs, net of interest income, was RMB0.85 billion in 2019, increased by 0.94 billion year-on-year, mainly due to the impact on adoption of new standard, “Lease”.

9.	Other income-net

Other income-net was RMB1.74 billion in 2019, increased by RMB0.96 billion year-on-year.

IV.	EARNINGS

1.	Profit before income tax

In 2019, the Company benefited from continuous enhancement in growth quality and profitability, the Company’s profit before income tax was RMB14.17 billion, up by 8.3% year-on-year.

2.	Income tax

In 2019, the Company’s income tax was RMB2.80 billion and the effective tax rate was 19.7%.

3.	Net profit

In 2019, the Company’s net profit1 was RMB11.33 billion, up by RMB1.13 billion year-on-year. Basic earnings per share was RMB0.370, up by 11.1% year-on-year.

V.	EBITDA[2]

In 2019, the Company’s EBITDA was RMB94.36 billion, up by 11.1% year-on-year. EBITDA as a percentage of service revenue was 35.7%, up by 3.5 percentage points year-on-year, mainly due to the impact on adoption of new standard, “Lease”.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In 2019, capital expenditure of the Company totalled RMB56.42 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In 2019, the Company’s net cash inflow from operating activities was RMB93.68 billion. Free cash flow3 was RMB37.26 billion after the deduction of the capital expenditure.

The table below sets forth the major items of the capital expenditure in 2019.

	2019
RMB (in billions)	Total amount	As percentage
Total	56.42	100.00%
Include: Mobile network	29.65	52.54%
Broadband and data	8.43	14.94%
Infrastructure and transmission network	11.42	20.23%
Others	6.92	12.29%

VII.	BALANCE SHEET

Mainly due to the impact on adoption of new standard, “Lease”, the Company’s total assets changed from RMB540.32 billion as at 31 December 2018 to RMB562.50 billion as at 31 December 2019, total liabilities changed from RMB226.03 billion as at 31 December 2018 to RMB241.74 billion as at 31 December 2019, the liabilities-to-assets ratio changed from 41.8% as at 31 December 2018 to 43.0% as at 31 December 2019 and the debt-to-capitalisation ratio changed from 11.3% as at 31 December 2018 to 15.2% as at 31 December 2019. The net debt-to-capitalisation ratio was 5.9% as at 31 December 2019.

Note 1:	Net profit represented profit attribute to equity shareholders of the Company.

Note 2:	EBITDA represents profit for the year before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 3:	Free cash flow represents operating cash flow less capital expenditure. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group, and discussed internal control and financial reporting matters, including the review of the audited consolidated financial statements for the financial year ended 31 December 2019.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the principles and the code provisions in the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2019, except for the following:

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for year ended 31 December 2019. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non- executive directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution, effectively capturing business opportunities.

The directors of the Company (including non-executive directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers” (the “Model Code”), as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the year ended 31 December 2019.

REPURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

For the year ended 31 December 2019, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed securities.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on 26 May 2020 (the “AGM”). Notice of AGM will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk and will be sent to shareholders of the Company (the “Shareholders”) in due course.

FINAL DIVIDEND

The Board proposed to pay a final dividend of RMB0.148 per share (the “2019 Final Dividend”), with an aggregate amount of approximately RMB4.529 billion, to the Shareholders. If approved by Shareholders at the AGM, the 2019 Final Dividend is expected to be paid in Hong Kong dollars on or about 19 June 2020 to those members registered in the Company’s register of members as at 3 June 2020 (the “Dividend Record Date”).

CLOSURE OF REGISTER OF MEMBERS

For the purpose of ascertaining the Shareholders’ rights to attend and vote at the AGM (and any adjournment thereof), and entitlement to the 2019 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below:

(1)	For ascertaining the Shareholders’ rights to attend and vote at the AGM:

Latest time to lodge transfer documents for registration	4:30 p.m. of 18 May 2020
Closure of register of members	From 19 May 2020 to 26 May 2020
Record date	19 May 2020

(2)	For ascertaining the Shareholders’ entitlement to the 2019 Final Dividend:

Latest time to lodge transfer documents for registration	4:30 p.m. of 2 June 2020
Closure of register of members	3 June 2020
Dividend Record date	3 June 2020

During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the AGM, and to qualify for the 2019 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISES IN RESPECT OF 2019 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2019 Final Dividend to its non-resident enterprise Shareholders. The enterprise income tax is 10% on the amount of dividend paid to non- resident enterprise Shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any Shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2019 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend. Investors who invest in the shares in the Company listed on the Main Board of the Hong Kong Stock Exchange through the Shanghai Stock Exchange or Shenzhen-Hong Kong Stock Exchange (the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2019 Final Dividend after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any Shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual Shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such Shareholder is entitled to.

Shareholders who are not individual Shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2019 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 2 June 2020, and present the documents from such Shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such Shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise Shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2019 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The 2019 annual report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the Shareholders in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

By order of the Board

China Unicom (Hong Kong) Limited

Yung Shun Loy Jacky

Company Secretary

Hong Kong, 23 March 2020

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for February 2020

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) discloses the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of February 2020.

Operational statistics for the month of February 2020 were as follows:

February 2020
MOBILE BUSINESS:
Aggregate Number of Mobile Billing Subscribers[1]	310.688 million
Net Loss of Mobile Billing Subscribers for the Month[1]	(6.601) million
Cumulative Net Loss of Mobile Billing Subscribers for the Year[1]	(7.787) million

Of which:
Aggregate Number of 4G Subscribers[1]	252.413 million
Net Loss of 4G Subscribers for the Month[1]	(2.671) million
Cumulative Net Loss of 4G Subscribers for the Year[1]	(1.353) million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	84.287 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	0.191 million
Cumulative Net Addition of Fixed-Line Broadband Subscribers for the Year	0.809 million

Aggregate Number of Local Access Subscribers	53.848 million
Net Loss of Local Access Subscribers for the Month	(0.262) million
Cumulative Net Loss of Local Access Subscribers for the Year	(0.367) million

Note	1: Mobile business data includes 5G subscribers.

1

For the first two months of 2020, while facing challenges such as market saturation, keen market competition and the novel coronavirus outbreak, the Company upheld self-discipline on rational and orderly competition. It strengthened differentiated and Internet-oriented operation, while innovating on communications service offerings and enhancing integrated offerings. It rigorously controlled customer acquisition cost, and actively addressed unprofitable and low-value products and channels, striving to safeguard corporate value and firmly drive high-quality and sustainable development.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of February 2020 were based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

CHINA UNICOM (HONG KONG) LIMITED

YUNG SHUN LOY JACKY

Company Secretary

Hong Kong, 23 March 2020

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2